

April 25, 2012

Via E-mail
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

Re: **Pepco Holdings, Inc.,**
Potomac Electric Power Company,
Delmarva Power & Light Company and
Atlantic City Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File Nos. 001-31403, 001-01072, 001-01405 and 001-03559

Dear Mr. Rigby:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Pepco Holdings, Inc.

Notes to Consolidated Financial Statements, page 137

(17) Commitments and Contingencies, page 203

General Litigation, page 203

1. We note the disclosure in your filing related to the asbestos matters in Maryland and New Jersey. Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. Your

disclosure appears to imply that you have determined that a loss contingency exists for each of your current matters but that you have not made such an assessment as to where the loss falls within the range of likelihood. Please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion and provide us with your proposed revised disclosures related to each current loss contingency.

Atlantic City Electric Company

Notes to Consolidated Financial Statements, page 297

(2) Significant Accounting Policies, page 297

ACE Standard Offer Capacity Agreements, 300

2. We note your disclosure of the 15 year term Standard Offer Capacity Agreements entered into by ACE, each with a different generation company. Please tell us the specific terms and related accounting for these agreements including your determination that the agreements represent a variable interest entity. Additionally, please tell us whether you are the primary beneficiary that would require you to consolidate the VIE. If you conclude that you are not the primary beneficiary, please explain and disclose in more detail how you came to your conclusion, including the specific accounting guidance relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jason Niethamer for

Andrew D. Mew
Accounting Branch Chief

cc: Carolyn Coates-Riddick, Office of the Chairman, President and Chief Executive Officer